February 26, 2014

VIA EDGAR

Draft Registration Statement U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re: SD Company, Inc. - Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, SD Company, Inc. (the "Company"), we hereby confidentially submit the Company’s draft Registration Statement on Form S-1 (the "Registration Statement") to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement relates to the Company’s initial public offering of its common stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company, and its historical accounting predecessors after completion of the reorganization described in the Registration Statement, collectively constitute an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because their total gross revenues during its most recently completed fiscal year were less than $1 billion. Please note this information is disclosed in the income statements for Superior Drilling Products, LLC et.al. that are included in the Registration Statement on page F-16. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

The most recent accounting period presented in the financial statements for Superior Drilling Products, LLC et.al. are as of the nine months ended September 30, 2013, in reliance on the extended period provided for smaller reporting companies contained in Reg S-X, Rule 8-08 (17 C.F.R. 210.8-08). That rule provides that a smaller reporting company’s third quarter financial statements will be timely through the 90th day after the most recent fiscal year-end. As specified in the Registration Statement, the Company qualifies as a smaller reporting company and its most recent fiscal year end was December 31, 2013. Thus, under Rule 8-08, we have calculated that the Company’s interim financial statements as of the nine months ended September 30, 2013 are timely until April 1, 2014.

The Company is currently in the process of conducting its 2013 audit. It is the Company’s intention to include the results of that audit in its first amendment to the enclosed Form S-1 Registration Statement, which we will file promptly after receiving your first round of comments.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (206) 499-0802 or erivers@wongfleming.com, or Shahzad Qadri at (425) 869-4040 or sqadri@wongfleming.com.

Yours,

/s/ Eugenie D. Rivers

Eugenie D. Rivers

cc:	SD Company, Inc.
Roth Capital Partners
Dickinson Wright